FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

ANNOUNCES OPTION RE-PRICING

BEIJING, China, December 2, 2008—China Distance Education Holdings Limited (NYSE Arca: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that, following consideration and approval by the Company’s compensation committee, its board of directors has determined to revise the exercise price of all outstanding options to purchase the Company’s shares from $2.995966 per share to an exercise price that shall equal the per share value as determined based on the closing price of the Company’s American Depositary Shares on NYSE Arca at the close of trading on December 2, 2008. 11,045,500 share options will be re-priced, all of which were granted in April and May of this year in the months prior to the Company’s initial public offering on NYSE Arca in July 2008. The Company’s compensation committee and the board of directors carefully considered the decision to re-price the share options and determined that taking such action was important to the Company’s ability to retain and motivate its officers, employees and lecturers for whom these share options comprise a component of their compensation.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements” relating to the re-pricing of the Company’s share options. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” included in our registration statement on Form F-1 and other documents filed with the SEC. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: December 2, 2008

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